Exhibit 99.1

NewsRelease

TransCanada and ExxonMobil to Work Together
on Alaska Pipeline Project

ANCHORAGE, Alaska – June 11, 2009 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that TransCanada and ExxonMobil have reached an agreement to work together on an Alaska gas pipeline.

TransCanada’s Alaska Pipeline Project is designed to deliver a reliable and secure source of clean energy to markets for decades to come.  With an initial forecasted capital cost of US$26 billion, the project would provide a variety of benefits to Alaska and Canada, as well as the rest of the United States, including substantial revenues, jobs, business opportunities and new, long-term stable supplies of natural gas.

“TransCanada’s Alaska Pipeline Project will connect Alaska’s natural gas resource to new markets.  We are pleased that TransCanada and ExxonMobil have reached agreement on initial project terms to progress this exciting initiative,” said Hal Kvisle, TransCanada president and chief executive officer.  “TransCanada envisions that our combined activities with ExxonMobil, along with the support of the State of Alaska, the U.S. and Canadian governments, and other interested parties, will result in the timely completion of the project.  Today’s announcement is an important step toward that goal.”

Rich Kruger, president of ExxonMobil Production Company, said, “ExxonMobil and TransCanada have the experience, expertise and financial capability to undertake this project.  We have on-the-ground knowledge of Alaska and Canada, experience working in the Arctic, a strong history of technology and innovation, and the proven ability to build and operate projects of enormous scale in the most challenging environments.”

TransCanada Alaska Company, LLC and subsidiaries of Foothills Pipe Lines Ltd. will remain the Alaska Gasline Inducement Act (AGIA) licensees and TransCanada will continue as the primary point of contact with the State of Alaska and the general public for this project.  As TransCanada and ExxonMobil work together with the goal of successfully advancing a pipeline project, the AGIA contract obligations of TransCanada to the State remain unaffected.

In November 2007, TransCanada Alaska and Foothills jointly submitted an application under AGIA to build a 4.5 billion cubic feet per day 48-inch diameter natural gas pipeline running approximately 2,700 kilometres (1,700 miles) from a new natural gas treatment plant at Prudhoe Bay on Alaska’s North Slope to Alberta, Canada with an LNG option to deliver gas supplies to a liquefaction facility at Valdez.  In December 2008, TransCanada was awarded the AGIA license after prevailing in an open and transparent competitive bid process and receiving the approval of the Alaska legislature.  TransCanada has moved forward with project development, which includes engineering, environmental reviews, Alaska Native and Canadian Aboriginal engagement, and commercial work to conclude an initial binding open season by July 2010.

For more information on the Alaska Pipeline Project, please visit: www.transcanada.com/company/alaska_pipeline_project.html.

About TransCanada
With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities.  TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America.  TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 370 billion cubic feet of storage capacity.  A growing independent power producer, TransCanada owns, or has interests in, over 10,900 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

About ExxonMobil
ExxonMobil is the world's largest publicly traded international oil and gas company, providing energy that helps underpin growing economies and improves living standards around the world.  ExxonMobil uses innovation and technology to deliver energy to a growing world.  The company operates facilities or markets products in most of the world’s countries and explores for oil and natural gas on six continents.

TransCanada Forward-Looking Information
This news release may contain certain information that is forward looking and is subject to important risks and uncertainties.  The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information.  Forward-looking statements in this document are intended to provide TransCanada shareholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada’s pipeline and energy assets, the availability and price of energy commodities, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America.  By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed.  Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC).  Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

TransCanada Corporation
Media Inquiries:	Cecily Dobson	(403) 920-7859 (800) 608-7859
Investor & Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	(403) 920-7911 (800) 361-6522
ExxonMobil
Media Inquires:	Margaret Ross	(713) 656-4376